

September 9, 2010

By U.S. Mail and Facsimile to: (203) 719-0680

John Cryan
Group Chief Financial Officer
UBS AG
Bahnhofstrasse 45
CH-8001 Zurich, Switzerland

> **Re: UBS AG**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Form 6-K furnished May 4, 2010**
> **Form 6-K furnished July 27, 2010**
> **File No. 001-15060**

Dear Mr. Cryan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

Exhibits, page 21

Exhibit 4.1

1.   We note that Exhibit 4.1 to your Form 20-F refers to an Exhibit E, a letter agreement between UBS and the U.S. Government, which does not appear to have been provided. Please be aware that when you file an agreement pursuant to Instruction 4 to Exhibits on Form 20-F, you are required to file the entire agreement, including all exhibits, schedules and appendices. Please amend your

Form 20-F to file the full and complete Deferred Prosecution Agreement, including any exhibits, schedules and appendices which are included in such agreement.

Risk and treasury management

Composition of credit risk – UBS Group, page 119

2.   We refer to your "Credit exposure by business division" table on page 119 which provides a breakdown of your banking and trading product exposures before and after impairments, credit valuation adjustments and specific hedges. Please revise your future filings to more clearly define how your gross credit exposure was determined for each product. For example, the gross credit exposure for loans in Wealth Management & Swiss Bank, Wealth Management Americas and Other business divisions appears to equal the carrying value of loans in each of these divisions. However, for your Investment Bank division you show that the gross credit exposure for loan products is CHF 25.4 million while the carrying value of loans in this division is CHF 90.7 million as of 31 December 2009.

Composition of credit risk – business divisions, page 120

Investment Bank, page 122

3.   Based on your "Allowances and provisions for credit losses" table on page 126, it appears that the majority of your loans are held within the Wealth Management & Swiss Bank business division. However, the Investment Bank also holds a significant portion of your loans (approximately 30% as of 31 December 2009). In an effort to provide greater transparency and granularity to your disclosures, please revise your future filings to disclose the composition of the Investment Bank lending portfolio in a level of detail similar to that disclosed for Wealth Management & Swiss Bank on page 121.

Impaired loans, allowances and provisions, page 125

4.   We note your disclosure in Note 1(a)(11) that for purposes of measuring impairment on specifically identified impaired loans, you include amounts that may result from restructuring or liquidation of the collateral in your estimate of expected future cash flows. We also note, however, that as of 31 December 2009 your allocated allowances represent only 56.3% of your impaired lending portfolio after considering the estimated liquidation proceeds of the underlying collateral. Please provide us with more clarity around how estimated liquidation proceeds from collateralized financial assets are factored into your impairment measurements and explain how you considered the guidance in paragraph AG84 of IAS 39 when developing your calculation of the present value of estimated

future cash flows.

Notes to the consolidated financial statements

Note 1(a)(11) – Allowance and provision for credit losses, page 267

5.   Please revise your future filings to more comprehensively disclose your process
        for collectively measuring impairment on those loans that have not been
        specifically identified as impaired. Consider the following in your revised
        disclosures:

    •   Disclose how loans with similar risk characteristics are grouped to be
        evaluated for loan collectability (such as loan type, past-due status, and risk);
    •   Disclose how historical loss rates are determined and what factors are
        considered when establishing appropriate time frames over which you
        evaluate loss experience; and
    •   Describe any qualitative factors (e.g., industry, geographical, economic, and
        political factors) that have affected loss rates or other loss measurements.

Note 1(a)(14) – Repurchase and reverse repurchase transactions, page 269

6.   We note that securities purchased and sold are *generally* treated as collateralized
        financing transactions. You also disclose that securities delivered under
        repurchase agreements are not derecognized from the balance sheet unless the
        risks and rewards of ownership are relinquished. Please address the following:

    •   Tell us and revise your future filings to clearly disclose whether you have
        derecognized any securities delivered in your repurchase agreements.
    •   If you have, provide us the specific facts and circumstances related to these
        transactions and provide us your accounting analysis that supports your
        treatment. Also, provide us with and revise your future filings to quantify the
        amount derecognized at each balance sheet date, the average amount
        derecognized for the periods presented and discuss how you calculated the
        average amount.

Note 11 – Trading portfolio, page 294

7.   We note that you present the debt instruments in both your trading and available-
        for-sale investment portfolios in three categories based on the issuers of such
        securities (e.g., government and government agencies, banks, corporates and
        others). In an effort to provide greater transparency and granularity to your
        disclosure, please consider disaggregating these categories into additional classes
        of financial instruments (for example, by product type). Provide us with your

proposed revised disclosure for future filings, if applicable.

Note 13 – Financial Investments available-for-sale, page 296

8.   We note that you present the total net unrealized gains/(losses) for your available-for-sale investment portfolio as an aggregate (net) amount. Such aggregate presentation does not necessarily provide a clear indication of your exposure to impairment risk on those securities that are currently in an unrealized loss position. In the interest of transparency and consistent with the guidance in paragraph 31 of IFRS 7, please revise your future filings to provide disclosures that will enable a reader to more clearly assess the extent of your impairment risk exposure on your available-for-sale investment portfolio. For example, consider revising your disclosure to separately present gross unrealized losses and gross unrealized gains on investment securities. Please also consider classifying the gross unrealized losses by duration (e.g., less than 12 months and greater than 12 months) or by security type.

Note 26 – Capital increases and mandatory convertible notes, page 318

9.   We note your disclosures regarding your mandatorily convertible notes (MCNs) issued in March and December 2008. Please respond to the following:

   • Tell us how you concluded that upon issuance of the MCNs in March and December the conversion option should be separated into more than one component whereby a portion of the conversion option (presumably related to the obligation to deliver a fixed number of shares) is accounted for as an embedded equity instrument, and a portion of the conversion option (presumably related to the obligation to deliver a variable number of shares worth a fixed amount between the minimum and maximum number of shares that could have potentially been issued upon conversion) is accounted for as a derivative liability.
   • As it relates to the March 2008 issuance, tell us the nature of the adjustments to the conversion prices that resulted in the MCNs being treated as an equity instrument upon the adjustment.

Note 27 – Fair value of financial instruments, page 318

10.   We note that you provide high level disclosure of your valuation principles beginning on page 318 and more specific information about certain significant product categories and related valuation techniques and models beginning on page 325. Given the multitude of financial instruments carried at fair value and the varying degrees of complexity associated with valuing such instruments, please revise your future filings to disclose the valuation methods and assumptions used in determining the fair value for each *class* of financial instrument pursuant to the

guidance in paragraph 27 of IFRS 7. Consideration should also be given to providing this disclosure on a more granular level (e.g., by product type).

Note 29(b) – Measurement categories of financial assets and financial liabilities – Reclassification of financial assets, page 332

11.   We note that during 2008 and the first quarter of 2009 you reclassified certain debt financial assets from your held-for-trading portfolio to loans and receivables mainly due to illiquid markets for these instruments. Please tell us whether such instruments were reclassified pursuant to paragraph 50B or 50D of IAS 39 and explain how you determined you met the requirements of such guidance. For example, explain how you determined that securities reclassified as loans and receivables would have met the definition of a loan or receivable if they had not been required to be classified as held for trading at initial recognition.

12.   As a related matter, please tell us and revise your future filings to reconcile your reclassified assets disclosed in the table on page 332 to footnote (2) to the table on page 292. Please also ensure that your disclosure concerning your auction rate securities holdings (both those reclassified and initially classified as loans) is consistent throughout your filing. It is unclear how the auction rate securities figures on pages 141, 292, and 332 relate to one another.

Loans granted to members of the BoD on 31 December 2008 / 2009, page 392
Loans granted to members of the GEB on 31 December 2008 / 2009, page 392

13.   It does not appear that you have provided all of the information regarding outstanding loans granted to members of the BoD and GEB as required by Item 7.B.2 of Form 20-F, including, for example, the nature of the loan and the transaction in which it was incurred and the interest rate on the loan. Please provide us with this information and confirm that you will revise future filings accordingly.

Form 6-K furnished May 4, 2010

Notes to the financial statements

Note 27 – Fair value of financial instruments, page 64

14.   We note your disclosure on page 65 regarding the changes made in the discounting methods used to account for the impact of your own credit on the valuation of your financial liabilities designated at fair value. We also note that you revised your methodology for estimating debit valuation adjustments to incorporate your own risk in the valuation of derivative liabilities during 2009 based on your disclosure on page 319 of your Form 20-F. Given the multiple

changes to the methods used to incorporate your own credit risk in your valuation
of derivatives and financial liabilities designated at fair value, please provide the
following:

- Provide us with a comprehensive description of your current valuation
  methodology for these liabilities;
- Clearly describe the valuation methods and assumptions used to estimate fair
  value and provide more clarity around the changes made to such methods and
  assumptions during recent periods;
- Tell us how you considered whether your prior valuations of such derivatives
  and financial liabilities designated at fair value reflected the appropriate
  amount of own credit risk; and
- Provide us with a sample computation which illustrates the calculation of a
  debit valuation adjustment.

Form 6-K furnished July 27, 2010

15.   We note your disclosure on page 28 that your emerging markets revenues
       declined, due at least in part to ongoing market concerns, particularly in Europe,
       about the impact of sovereign debt and the European Union response. Given
       these market concerns, and your significant exposure to sovereign counterparties,
       please tell us, and in future filings enhance your disclosure, to provide further
       quantitative exposure, by country, to any country whose credit rating is AA or
       below. As part of your response, please address which financial statement line
       item these exposures are included.

16.   We note your disclosure on page 69 that you are involved in a number of
       litigations in which parties allege breaches of representations and warranties on
       various whole loans and certain other assets transferred in securitization
       transactions. Please tell us whether you have recognized any provision related to
       these alleged breaches, and if not, please tell us which criteria in paragraph 14 of
       IAS 37 is (are) not met. To the extent you do not believe you are able to
       determine a range of possible outcomes, please tell us why and discuss the steps
       you have taken to try to determine a range. As part of your response, please
       provide additional information regarding the types of counterparties alleging the
       breaches, additional background on the dollar amount of claims made to date, and
       the nature of any discussions held with the counterparties with respect to these
       allegations.

Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company

and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Angela Connell at (202) 551-3426 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Attorney Advisor